                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)*

                               SEQUA CORPORATION
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                   81732 010
                                (CUSIP Number)

                            Mr. Norman E. Alexander
                             c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                    _______________________________________
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box /__/.


         Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Norman E. Alexander
                  S.S. ####-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  x
                                                                         ---
                                                                     (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                                    7)      SOLE VOTING POWER
                                            2,048,722
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          2,048,722
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,048,722

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.48%

14)     TYPE OF REPORTING PERSON*
                  IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Forfed Corporation
                  I.R.S. Id.  No.  13-0714303

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                        ---
                                                                    (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*
                  WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


                                    7)      SOLE VOTING POWER
                                            1,559,543
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          1,559,543
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,559,543

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.96%

14)      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                  The Schedule 13D Statement of Norman E. Alexander and certain corporations directly or indirectly wholly-owned by Mr. Alexander with respect to Sequa Corporation which was previously filed with the Securities and Exchange Commission is hereby amended to the extent provided hereinafter by the addition of the following information at the end of each of the items indicated.

Item 3. Source and Amount of Funds or Other Consideration

                  The 169,900 Shares to which this statement relates were purchased by Forfed on November 3, 1994 at an aggregate cost of $4,162,550 (plus a commission of approximately $8,495). Forfed purchased the 169,900 Shares with working capital.

Item 4. Purpose of Transaction

                  The purchase of the Shares was to reinforce Mr. Alexander's controlling interest in the Company.

Item 5. Interest in Securities of Issuer

                  As a result of the purchase on November 3, 1994, Mr. Alexander individually and through the Corporations beneficially owns an aggregate of 2,048,722 Shares comprising approximately 31.48% of the outstanding Shares. Forfed now owns 1,559,543 Shares or approximately 23.96% of the Shares outstanding.

                  All of the 169,900 Shares to which this statement relates were purchased on November 3, 1994 by Forfed on the New York Stock Exchange at a price of $24.50 per Share (plus a commission of approximately $.05 per Share). See also Item 3.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     FIFTY BROAD STREET, INC.
                                     FORFED CORPORATION
                                     42 NEW STREET, INC.
                                     YOUANDI CORPORATION
                                     GALLEON SYNDICATE CORPORATION


                                     /s/ Norman E. Alexander
                                     -----------------------
                                     Norman E. Alexander
                                     Individually and on behalf of
                                     the above-named Corporations as
                                     President or Chairman

November 11, 1994